September 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C. 20549

Attention: Ameen Hamady, Shannon Menjivar, Ruairi Regan and Pamela Long

Re:	Fermi LLC Amended Registration Statement on Form S-11 Filed September 29, 2025 File No. 333-290089

Ladies and Gentlemen:

On behalf of Fermi LLC (the “Company”), below is the response of the Company to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated September 29, 2025, regarding the Company’s Registration Statement on Form S-11, as amended (“Amended Registration Statement No. 1”), filed with the Commission on September 29, 2025. In connection with this letter, an amendment to the Amended Registration Statement No. 2 (the “Amended Registration Statement No. 3”) has been filed with the Commission on the date hereof.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of the Company. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the clean copy of Amended Registration Statement No. 3. Capitalized terms used but not otherwise defined herein shall have the meanings assigned to such terms in Amended Registration Statement No. 3.

Amended Registration Statement on Form S-11

Prospectus Summary, page 1

1.	We note your revised disclosure on pages 24-25 regarding the illustrative example of your NOI. Please provide additional information regarding your basis for the projections, including the objective information considered. It remains unclear how your lack of operating history and the uncertainty surrounding future operating performance supports the determination that the projections are reasonable. In this regard, assumptions underlying the disclosures should be disclosed and reasonably supportable. Refer to Item 10 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24-25 accordingly.

2.	We note the tax opinion filed as Exhibit 8.1 provides that the discussion set forth in the Prospectus under the heading “Material U.S. Federal Income Tax Considerations,” insofar as it describes provisions of U.S. federal income tax law and Regulations or legal conclusions with respect thereto, constitutes, in all material respects, an accurate summary under current law of the material U.S. federal income tax considerations. Your tax opinion should identify the specific tax issue on which counsel is opining and not merely be an opinion on the manner in which they are described in the prospectus. Refer to Section III.C.1 of Staff Legal Bulletin for guidance. Please revise.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 8.1 as well as the disclosure under the heading “Material U.S. Federal Income Tax Considerations” accordingly.

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If you have any questions or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (214) 651-5443.

Very truly yours,

/s/ Matthew L. Fry
Matthew L. Fry
Haynes and Boone

cc:	Matthew L. Fry, Esq., Haynes and Boone, LLP
Logan J. Weissler, Esq., Haynes and Boone, LLP
Daniel M. LeBey, Vinson & Elkins L.L.P.
David P. Oelman, Vinson & Elkins L.L.P.
Toby R. Neugebauer, Chief Executive Officer of Fermi LLC